March 24, 2017

VIA EDGAR

Ms. Amanda Ravitz

Assistant Director, Office of Electronics and Machinery

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	A.S.V., LLC (the “Company”)
Amendment No. 1 to
Draft Registration Statement on Form S-1
Submitted February 21, 2017
CIK No. 0001690881

Dear Ms. Ravitz:

On behalf of the Company, this letter sets forth the responses of the Company to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) contained in your letter dated March 14, 2017 (the “Comment Letter”) regarding the Staff’s review of the Company’s Amendment No. 1 to Draft Registration Statement on Form S-1 submitted February 21, 2017 (CIK No. 0001690881) (the “Amended Filing”). The Company’s responses set forth below correspond to the comments as numbered in the Comment Letter. Unless we note otherwise, references to “prior comments” are to comments in the Staff’s initial comment letter, dated January 26, 2017.

The Company is concurrently submitting via EDGAR the initial public filing of its Registration Statement on Form S-1 (the “Registration Statement”), which reflects the Company’s responses to the comments received from the Staff and certain other updated information.

Selected Historical and Pro Forma Financial Data, page 35

1.    We note your response to our prior comment 8. Please further explain the basis for the adjustment in footnote 6. As part of your response please specifically clarify why you are eliminating these costs if the services will remain intact after the separation.

Response: During 2016, we paid Terex $491,000 under the Distribution and Cross Marketing Agreement described in the Registration Statement to sell our machines to the Terex construction equipment distribution network. Parallel to this, we established our own sales team to sell our ASV branded products into other distribution channels. In October 2016, Terex stopped providing the machine sales services to us previously provided to us under the Distribution and Cross Marketing Agreement and we assumed responsibility for selling machines to all distribution channels. Accordingly, in the pro forma financial information we

Securities and Exchange Commission

March 24, 2017

adjusted for the sales costs of $491,000 paid to Terex under the Distribution and Cross Marketing Agreement since these services are not continuing and we have not replaced these services with a third-party provider.

There are a number of other services that Terex provides to us and will continue to provide to us after the completion of the offering, which services are paid for by us under the existing Distribution and Cross Marketing Agreement and a Services Agreement and in accordance with an Agreement Regarding the Winddown and Termination of the Distribution and Cross Marketing Agreement and Services Agreement, which is described in the Registration Statement. These services include the sale of parts, the management of parts warehousing, pick, pack and ship services, and some IT-related services such as email, a customer portal and a warranty system. These services will continue to be required for our business after the offering although we expect to eventually transition away from Terex as a provider. We believe the ongoing cost of providing these services will not be materially different from the fees paid to Terex and therefore no adjustment has been made in the pro forma financial information to reflect these items.

Financial Statements for the Year Ended December 31, 2016

Revenue Recognition, page F-9

2.    We refer to our prior comment 18 and your response that you have reviewed your policies and no longer believe these types of arrangements are applicable to your business. We also note that you have removed language relating to certain contractual arrangements that provided for transfer of title before shipment. Please explain if you made changes to your revenue arrangements to no longer recognize revenue before shipment and when any such changes occurred.

Response: We have made no changes to our revenue arrangements, and continue to recognize revenue when title passes and risk of loss passes to our customers, which is generally when shipment is made. The change to the disclosure in the Amended Filing was made to more accurately describe the revenue recognition policy we have historically operated under (including during all periods reflected in the financial statements contained in the Registration Statement) and continue to operate under.

3.    In this regard, we note your revised disclosure that revenue “is recognized when title passes and risk of loss pass to dealers and OEM customers, which generally occurs upon shipment depending upon the terms of the contract.” Please tell us and revise future filings to describe those circumstances when revenue would be recognized at a different point in the sales process. Please also expand your disclosure to provide details of the extent that your policies differ among dealers or other customers. Clarify your policy for discounts, returns, post shipment obligations, customer acceptance, credits, rebates and protection or similar privileges and how these impact revenue recognition.

Response: In response to the Staff’s comment, we have revised our disclosure on pages 52 and F-9 of the Registration Statement to more clearly identify when revenue is recognized

Securities and Exchange Commission

March 24, 2017

and to describe our policies for discounts, returns, post shipment obligations, customer acceptance, credits, rebates and protection or similar privileges. As discussed in the Registration Statement:

•	Revenue and related costs are recorded when title and risk of loss passes to dealers and OEM customers. Our typical terms are FOB shipping point and Ex-works, which results in revenue being recognized and invoicing of dealers and OEM customers upon shipment from our facilities and when our products are picked up from our facilities, respectively.

•	We recognize revenue consistently across all customers.

•	Sales discounts are deducted from the revenue immediately as part of the final sales invoice to dealers and OEM customers. Occasional discounts for prompt cash payment are provided to dealers and OEM customers, which are deducted from the cash payment. We establish a reserve for future cash discounts based upon historical experience with dealers and OEM customers.

•	Sales are final and there is no return period allowed.

•	We have no post shipment obligations outside of warranty assurance, which is included in the sales price.

•	Customer acceptance occurs by confirmation of the sales quote provided, which describes the terms and conditions of the sale.

•	Any credits are determined based on investigation of specific customer concerns. Credits that may be issued are recognized in the period in which they are approved.

Accrued Warranties, page F-9

4.    We note your disclosure that your products are typically sold with a standard warranty covering defects that arise during a fixed period. Please revise to disclose specific details of the warranties you provide, including the term.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 53 and F-10 of the Registration Statement to disclose specific details of the warranties we provide, including the term.

Securities and Exchange Commission

March 24, 2017

Signatures

5.    We note your response to prior comments 23 and 25. Tell us why Messrs. Henry, Nowicki and Rooney and Ms. Long apparently will not sign the registration statement in their capacity as a director. In this regard, we note your disclosure on page 91 that Messrs. Cohen, Ellis, Rooke, Langevin and Rosenberg are managers and that they signed the registration statement. Given your disclosure on page 91 that immediately before the effective time of the registration statement you intend to convert from a limited liability company into a Delaware corporation and change your name to ASV Holdings, Inc., it is unclear why Messrs. Henry, Nowicki and Rooney and Ms. Long apparently will not sign the registration statement in their capacities as directors. In this regard, we note your disclosure on page 70 that these persons are expected to serve as your directors upon completion of this offering.

Response: In response to the Staff’s comment, we have revised the Registration Statement, which was signed by Messrs. Henry, Nowicki, Rooke and Rooney and Ms. Long, the directors of the Company after conversion.

We appreciate the Staff’s continued review and look forward to hearing from you. Please direct any additional questions or comments to my attention at (708) 237 2056.

Sincerely,

/s/ Andrew Rooke
Chief Executive Officer
A.S.V., LLC

cc:	Brian Cascio
Tom Jones
Julie Sherman
U. S. Securities and Exchange Commission
Todd M. Kaye
Bryan Cave LLP
Christopher J. Barry
Dorsey & Whitney LLP